UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34616 / June 14, 2022

_____

In the Matter of	)
	)
Allianz Global Investors U.S. LLC	)
1633 Broadway, 43rd Floor	)
New York, NY 10019	)
	)
Allianz Investment Management LLC	)
Allianz Life Financial Services, LLC	)
Allianz Life Insurance Company of North America	)
5701 Golden Hills Drive	)
Minneapolis, MN 55416	)
	)
Allianz Life Insurance Company of New York	)
1633 Broadway, 42nd Floor	)
New York, NY 10019	)
	)
Pacific Investment Management Company LLC	)
650 Newport Center Drive	)
Newport Beach, CA 92660	)
	)
PIMCO Investments LLC	)
1633 Broadway, 45th Floor	)
New York, NY 10019	)
	)
(812-15337)	)
_____)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 9(a) OF THE ACT

Allianz Global Investors U.S. LLC (the "Pleading Entity"), Allianz Investment Management
LLC ("AIM"), Allianz Life Financial Services, LLC ("ALFS"), Allianz Life Insurance Company
of North America ("ALICONA"), Allianz Life Insurance Company of New York
("ALICONY"), Pacific Investment Management Company LLC ("PIMCO LLC"), PIMCO
Investments LLC ("PIMCO Investments" and, collectively with the Pleading Entity, AIM,
ALFS, ALICONA, ALICONY and PIMCO, the "Fund Servicing Providers"), and, solely for the
purposes of making certain representations and committing to certain undertakings as set forth in
the application, Allianz SE, filed an application on May 17, 2022, (File No. 812-15337) (the
"Application") requesting, with respect to a guilty plea entered on May 17, 2022, by the Pleading

Entity in the United States District Court for the Southern District of New York ("Guilty Plea"): (i) solely with respect to the Pleading Entity, a time-limited exemption from section 9(a) of the Investment Company Act of 1940 ("Act") to facilitate an orderly transition of certain U.S. registered fund advisory relationships of the Pleading Entity to other service providers (the "Time-Limited Exemption"); and (ii) with respect to the Covered Persons (as defined in the Application), an exemption under section 9(c) of the Act from section 9(a) of the Act.

On May 17, 2022, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order under section 9(c) (Investment Company Act Release No. 34587) from such date until the date that the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that: (i) in the case of the Pleading Entity, the Time-Limited Exemption is consistent with the public interest and the protection of investors; and (ii) the conduct of the Continuing Fund Servicing Applicants has been such as not to make it against the public interest or protection of investors to grant the requested exemption to the Covered Persons from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, subject to the representations and conditions contained in the Application, that the Pleading Entity be and hereby is exempted from the provisions of section 9(a) of the Act for the period of time provided in the Application; and

IT IS FURTHER ORDERED, pursuant to section 9(c) of the Act, subject to the representations and conditions contained in the Application that the Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the Guilty Plea.

By the Commission.

J. Matthew DeLesDernier
Assistant Secretary